3-25-2004

04017496

ES
;E COMMISSION
20549

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SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greater Metropolitan Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Main Street, Suite 9

(No. and Street)

Bedminster, NJ 07921

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES T. PATTEN 908-719-3100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC

(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway, Livingston, NJ 07039

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James T. Patten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greater Metropolitan Investment Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My commission expires 5/14/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREATER METROPOLITAN INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION INCLUDING FACING PAGE

DECEMBER 31, 2003 AND 2002

GREATER METROPOLITAN INVESTMENT SERVICES, INC.

DECEMBER 31, 2003 AND 2002

CONTENTS

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Greater Metropolitan Investment Services, Inc.
Bedminster, New Jersey

We have audited the accompanying statements of financial condition of Greater Metropolitan Investment Services Inc. at December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greater Metropolitan Investment Services Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

February 18, 2004

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2003	December 31, 2002
ASSETS		
Cash and cash equivalents	$ 35,590	$ 17,028
Deposit with Clearing Broker	100,000	100,000
Securities owned	166,003	122,955
Other assets	6,534	5,695
	$ 308,127	**$ 245,678**
LIABILITIES AND STOCKHOLDER'S		
LIABILITIES:		
Securities sold not yet purchased	$ 27,372	$ -
Accounts payable and other accrued expenses	21,776	15,993
Accrued salaries	4,515	14,275
Total Liabilities	53,663	30,268
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par; 50,000 shares authorized; 12,000 shares issued and outstanding	12,000	12,000
Additional paid in capital	217,888	217,888
Retained earnings (accumulated deficit)	24,576	(14,478)
Total Stockholder's Equity	254,464	215,410
	$ 308,127	**$ 245,678**

The accompanying notes are an integral part of these financial statements.

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2003	Year Ended December 31, 2002
REVENUE:		
Commissions	$ 509,661	$ 456,413
Interest and dividends	1,172	2,114
Net investment gain	133,505	141,686
Total Revenue	**644,338**	**600,213**
EXPENSES:		
Clearing charges	107,289	108,704
Employee compensation and benefits	261,929	274,717
Communications	103,593	99,339
Occupancy expenses	41,645	53,400
Office and miscellaneous expenses	19,358	23,986
Equipment rental	-	528
Insurance	33,362	33,962
Interest expense	2,110	1,234
Regulatory fees and licenses	5,954	4,841
Depreciation	-	1,452
Professional fees	29,431	11,925
Total Expenses	**604,671**	**614,088**
INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT FROM) STATE INCOME TAXES	**39,667**	**(13,875)**
PROVISION FOR STATE INCOME TAXES	(613)	(808)
NET INCOME LOSS	**$ 39,054**	**$ (14,683)**

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid In Capital	Retained Earnings (Accumulated Earnings)	Stockholder's Equity
BALANCE, January 1, 2002	**$ 12,000**	**$ 195,388**	**$ 205**	**$ 207,593**
Net Loss	-	-	(14,683)	(14,683)
Additional Paid-in Capital	-	22,500	-	22,500
BALANCE, December 31, 2002	**12,000**	**217,888**	**(14,478)**	**215,410**
Net Income	-	-	39,054	39,054
BALANCE, December 31, 2003	**$ 12,000**	**$ 217,888**	**$ 24,576**	**$ 254,464**

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2003	2002
CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net income (loss)	$ 39,054	$ (14,683)
Adjustments to reconcile net loss to net cash used for operating activities:		
Depreciation	-	1,452
Changes in certain assets and liabilities:		
(Increase) decrease in:		
Securities owned	(43,048)	(23,728)
Receivable from Clearing Broker	-	5,497
Miscellaneous receivable	-	4,677
Other assets	(839)	136
Increase (decrease) in:		
Accounts payable and other accrued expenses	5,783	(3,328)
Accrued salaries	(9,760)	1,968
Securities sold, not yet purchased	27,372	-
Net Cash Provided By (Used for) Operating Activities	**18,562**	**(28,009)**
INVESTING ACTIVITIES:		
Sale of fixed assets	-	11,329
FINANCING ACTIVITIES:		
Additional paid-in capital	-	22,500
INCREASE IN CASH AND CASH EQUIVALENTS	**18,562**	**5,820**
CASH AND CASH EQUIVALENTS:		
Beginning of year	17,028	11,208
End of year	**$ 35,590**	**$ 17,028**

The accompanying notes are an integral part of these financial statements.

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
The Company is incorporated in the State of New Jersey operating as a full service securities broker/dealer registered with the SEC and is a member of the NASD. The Company's customers are primarily retail individual investors.

Statement of Cash Flows:
For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities Owned:
Marketable securities are valued at market value and securities not readily marketable are valued at estimated fair value as determined by the Board of Directors.

Revenue Recognition:
Trade commission income is recorded at the transaction trade date.

Securities Sold But Not Yet Purchased:
Marketable securities sold but not yet purchased consist of trading and investment securities at market value that the Company has sold, but not yet purchased.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:
The Company, with the consent of its stockholder, filed an election with the Internal Revenue Service and State of New Jersey to be classified as an "S" corporation for income tax purposes. In lieu of federal corporate income taxes, the stockholder is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes is reflected in these financial statements. The Company is liable for the New Jersey Corporation Income Tax at the "S" Corp. reduced rate of approximately 1.3%.

The Company utilizes FAS No. 109, "Accounting for Income Taxes". Deferred income taxes are computed annually for differences between the financial statement basis and the tax basis of assets and liabilities. These temporary differences are primarily a result of different methods of depreciation for financial statement and tax purposes.

The Company recognizes the benefits resulting from state operating loss carryforwards and includes them in deferred taxes.

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 2 - CLEARING BROKER:

The Company is a party to a Fully Disclosed Clearing Agreement with RBC Dain Correspondent Services ("The Clearing Broker"). The Clearing Broker will carry cash and margin accounts of the customers introduced by the Company and clear transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible to carry, maintain and preserve such books and records pertaining to its function as a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act. The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms.

Pursuant to the Agreement, the Company has a $100,000 deposit on account with the Clearing Broker at December 31, 2003 and 2002, with such deposit earning interest at 1/2% under the broker call rate. The deposit is available on demand upon termination of the agreement.

NOTE 3 - SECURITIES OWNED:

At December 31, 2003 and 2002, marketable securities owned, consist of trading and investment securities at market value as follows:

	Owned 2003	Owned 2002
Common stock	$ 166,003	$ 122,955
	Sold But Not Yet Purchased	
Common stock	$ 27,372	$ -

At December 31, 2003 and 2002, the market value exceeded the aggregate cost of securities resulting in an unrealized gain of $59,819 and $90,895 respectively.

Sales of securities resulted in a net realized gain of $73,686 and $50,791 in 2003 and 2002, respectively. For purposes of determining the gain or loss on a sale, the cost of securities sold is determined by using the FIFO method.

NOTE 4 - RELATED PARTY TRANSACTIONS:

Commission Revenue:
The Company's customer accounts include the stockholder and certain employees and their family members. Commission revenue from these accounts represent approximately 4% and 6% of total commission revenue for 2003 and 2002, respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS: (Continued)

Office Lease:
The Company has entered into a 2 year non-cancelable operating lease with its sole stockholder effective June 1, 2002. During the years ended December 31, 2003 and 2002, rent expense was $36,000 and $45,500, respectively. (See Note 5.)

Fixed Assets:
On April 30, 2002, the sole stockholder purchased all the fixed assets of the company for $11,329. This purchase price was the net book value of the assets on the date of the sale. As a result no gain or loss was recorded in connection with the sale.

NOTE 5 - COMMITMENTS:

The Company leases its office space including its furniture and fixtures under a two year non-cancelable operating lease from its sole stockholder effective June 1, 2002. The lease requires monthly minimum lease payments of $3,000, through June 30, 2004.

Minimum rental payments required under the lease are as follows:

Year	
2004	18,000

During the years ended December 31, 2003 and 2002 rent expense for all operating leases was $36,000 and $45,500, respectively.

NOTE 6 - ADDITIONAL PAID-IN CAPITAL:

During the year ended December 31, 2002 the sole stockholder of the company contributed $22,500 which was recorded as an increase in additional paid in capital.

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 7 - NET CAPITAL REQUIREMENTS: (Continued)

At December 31, 2003 and 2002, the Company's net capital requirements are as follows:

	2003	2002
Net capital	$209,913	$178,044
Net capital requirement	100,000	100,000
Excess net capital	$ 109,913	$ 78,044
Ratio: Aggregate indebtedness to net capital	.12 to 1	.17 to 1

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a clearing broker on a fully disclosed basis (Note 2) from having to furnish the "computation of reserve requirements".

NOTE 8 - PROVISION FOR STATE INCOME TAXES:

The provision for state income taxes is comprised as follows:

	2003	2002
Current:		
State	$ (613)	$ (808)
Deferred:	-	-
	$ (613)	$ (808)

At December 31, 2003, the Company has a state net operating loss carryforward amounting to $620,609 which expire at various times through 2020.

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 9 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

In accordance with FASB 95, income taxes paid and interest paid are as follows:

	2003	2002
Income taxes paid	$ 563	$ 307
Interest paid	$ 2,110	$ 1,234

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligation. Additionally, the securities owned by the Company are in five equity stocks which are subject to market fluctuations.

NOTE 11 - PROFIT SHARING PLAN:

The Company provides for a simplified employee pension plan for all eligible employees. Contributions by the employer are discretionary. For the year ended December 31, 2003 and 2002, no contributions were made.

NOTE 12 - LINE OF CREDIT:

The Company has available a $25,000 line of credit expiring on November 9, 2004. The line calls for an interest rate of prime (4.00% at December 31, 2003) plus 2.5% on the outstanding balance. At December 31, 2003 and 2002 there was no outstanding balance on the line of credit.

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholder
Greater Metropolitan Investment Services, Inc.
Bedminster, New Jersey

We have audited the accompanying financial statements of Greater Metropolitan Investment Services, Inc. as of and for the years ended December 31, 2003 and 2002, and have issued our report thereon dated February 18, 2004. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sobel & Co., LLC
Certified Public Accountants

February 18, 2004

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2003	December 31, 2002
NET CAPITAL:		
Total stockholder's equity qualified for net capital	$ 254,464	$ 215,410
Deductions and Charges:		
Nonallowable assets:		
Other assets	6,534	5,695
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	**$ 247,930**	**$ 209,715**
HAIRCUTS ON SECURITIES POSITIONS:		
Stocks	24,900	22,610
Undue concentrations	13,717	9,061
Total Haircuts on Securities	38,617	31,671
NET CAPITAL	**$ 209,313**	**$ 178,044**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Net capital requirement	100,000	100,000
Excess net capital	109,313	78,044
Excess net capital at 1000%	206,684	175,017
Ratio: Aggregate indebtedness to net capital	.12 to 1	.17 to 1
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable and other accrued expenses	21,776	15,993
Accrued salaries	4,515	14,275
TOTAL AGGREGATE INDEBTEDNESS	**$ 26,291**	**$ 30,268**
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIa of Form-17a-5 as of December 31, 2003 and 2002:		
Net capital, as reported in Company's Part IIa **(unaudited)** focus report	$ 213,362	$ 181,386
Net audit adjustments	(4,049)	(3,342)
NET CAPITAL PER ABOVE	**$ 209,313**	**$ 178,044**

GREATER METROPOLITAN INVESTMENT SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

Greater Metropolitan Investment Services, Inc. is not required to furnish this schedule due to its compliance with the Exemptive Provision k(2)(ii) of Rule 15c3-3. All customer transactions have been cleared through another broker-dealer (RBC Dain Correspondent Services) on a fully disclosed basis.

GREATER METROPOLITAN INVESTMENT SERVICES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2003

293 EISENHOWER PARKWAY, SUITE 290
LIVINGSTON, NEW JERSEY 07039-1711
973-994-9494
FAX: 973-994-1571
www.sobel-cpa.com

SOBEL & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
Greater Metropolitan Investment Services, Inc.
Bedminster, New Jersey

In planning and performing our audit of the financial statements and supplementary information of Greater Metropolitan Investment Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

February 18, 2004